Exhibit d(3)
REVOLVING CREDIT FACILITY
SUMMARY OF PRINCIPAL TERMS AND CONDITIONS

Borrower:	Nabors Industries, Inc. (“Borrower”), a wholly owned subsidiary of Nabors Industries Ltd. (“Holdings”).

Sole Lead Arranger and Sole Bookrunner:	UBS Securities LLC (“UBSS” or the “Lead Arranger”).

Lenders:	A syndicate of banks, financial institutions and other entities, including UBS Loan Finance LLC (“UBS”), arranged by the Lead Arranger (collectively, the “Lenders”).

Administrative Agent and Issuing Bank:	UBS AG, Stamford Branch.

Swingline Lender:	UBS Loan Finance LLC.

Facility:	A revolving credit facility in an aggregate principal amount of up to $700 million. The Revolving Credit Facility is herein referred to as the “Credit Facility.”

Purpose:	On and following the Closing Date, the Credit Facility will be used by Borrower and its subsidiaries for working capital and general corporate purposes, including capital expenditures.

Maturity:	Four years from the Closing Date.

Accordion Option:	At any time prior to Maturity and so long as no default or event of default has occurred and is continuing, the Borrower shall have the right (without the consent of any Lender) to increase the aggregate amount of the commitments under the credit agreement to an aggregate amount of up to $850,000,000, subject to receipt of commitments equal to such requested increase amount from existing lenders or new lenders selected by the Borrower.

Closing Date:	The date that the conditions precedent to funding are satisfied, but not later than December 31, 2010.

Availability:	Upon satisfaction or waiver of conditions precedent to drawing to be specified in the Bank Documentation, borrowings may be made at any time on or after the Closing Date to but excluding the business day preceding the maturity date of the Credit Facility.

Swingline Facility:	An amount to be agreed of the Revolving Credit Facility will be available for swingline borrowings, on terms and conditions to be set forth in the Bank Documentation.

Except for purposes of calculating the commitment fee described below, any swingline borrowings will reduce availability under the Revolving Credit Facility on a dollar-for-dollar basis.

Amortization:	None.

Interest:	At Borrower’s option, loans will bear interest based on the Base Rate or, after the Closing Date, LIBOR, as described below (except that all swingline borrowings will accrue interest based on the Base Rate):

A. Base Rate Option

Interest will be at the Base Rate plus the applicable Interest Margin, calculated on the basis of the actual number of days elapsed in a year of 365 days and payable quarterly in arrears. The Base Rate is defined, for any day, a fluctuating rate per annum equal to the highest of (i) the Federal Funds Rate, as published by the Federal Reserve Bank of New York, plus 1/2 of 1%, (ii) the prime commercial lending rate of UBS AG, as established from time to time at its Stamford Branch and (iii) LIBOR for an interest period of one-month beginning on such day plus 1.

Base Rate borrowings will be in minimum amounts to be agreed upon and will require one business day’s prior notice.

B. LIBOR Option

Interest will be determined for periods to be selected by Borrower (“Interest Periods”) of one, two, three or six months and will be at an annual rate equal to the London Interbank Offered Rate (“LIBOR”) for the corresponding deposits of U.S. dollars, plus the applicable Interest Margin. LIBOR will be determined by the Administrative Agent at the start of each Interest Period (based on a rate with a tenor comparable to such Interest Period that appears on the Telerate British Bankers Assoc. Interest Settlement Rates Page) and will be fixed through such period. Interest will be paid at the end of each Interest Period or, in the case of Interest Periods longer than three months, quarterly, and will be calculated on the basis of the actual number of days elapsed in a year of 360 days. LIBOR will be adjusted for maximum statutory reserve requirements (if any).

LIBOR borrowings will require three business days’ prior notice and will be in minimum amounts to be agreed upon.

Default Interest and Fees:	Upon the occurrence and during the continuance of an event of default or a payment default, interest will accrue (i) in the case of principal on any loan, at a rate of 2.0% per annum plus the rate otherwise applicable to such loan and (ii) in the case of any other outstanding amount, at a rate of 2.0% per annum plus the non-default interest rate then applicable to Base Rate loans under the Credit Facility, and will be payable on demand.

Interest Margins:	The applicable Interest Margin and Undrawn Fee will be the basis points set forth in the following table.

Debt Ratings	Interest Margins
by S&P and	Base Rate	LIBOR
Moody’s	Loans	Loans	Undrawn Fee
Baa1/BBB+	50.0	150.0	30.0 bps
Baa2/BBB	100.0	200.0	37.5 bps
Baa3/BBB-	150.0	250.0	45.0 bps

If the S&P and Moody’s ratings are split (i) but within one rating level of one another, the applicable interest margin shall be determined by the higher of the two ratings or (ii) separated by more than one rating level, then the interest shall be determined by the mid-point rating between the two.

Up-Front Fee:	40 bps / 45 bps / 50 bps on $50 million or more, $75 million or more and $100 million or more respectively, to be based and paid on final allocations under the credit agreement evidencing the Credit Facility.

Optional Prepayments:	Permitted in whole or in part, with prior notice but without premium or penalty (except LIBOR breakage costs) and including accrued and unpaid interest, subject to limitations as to minimum amounts of prepayments.

Application of Prepayments:	Optional prepayments will be applied as directed by Borrower, pro rata among the Lenders.

Guarantee:	The Credit Facility will be fully and unconditionally guaranteed by Nabors Industries Ltd. (the “Guarantor”).

Security:	The Credit Facility will be unsecured.

Conditions to Initial Borrowings:	Conditions precedent to initial borrowings under the Credit Facility will be customary for entities of credit quality similar to that of Guarantor.

Conditions to Each Borrowing:	Conditions precedent to each borrowing under the Credit Facility will be those customary for a transaction of this type and credit quality, including, (1) the absence of any continuing default or event of default, (2) the accuracy of all representations and warranties, (3) receipt of a customary borrowing notice and (4) there being no legal prohibition on the lenders making the loan.

Representations and Warranties: Representations and warranties will apply to each of Borrower and Guarantor and its subsidiaries, will be subject to materiality levels and exceptions to be negotiated and reflected in the Bank Documentation will be customary for investment grade credits and will include (without limitation): Accuracy and completeness of financial statements; corporate existence; compliance with law; corporate power and authority; enforceability of the Bank Documentation; no conflict with law or contractual obligations; no material litigation; no default; ownership of property; liens; taxes; Federal Reserve regulations; ERISA; Investment Company Act; subsidiaries; environmental matters; solvency; accuracy and completeness of disclosure; and Patriot Act compliance.

Affirmative Covenants: Affirmative covenants will apply to each of Borrower and Guarantor and its subsidiaries, will be subject to thresholds, materiality levels and/or exceptions to be negotiated and reflected in the Bank Documentation, will be customary for investment grade credits, and will consist of: Certain reporting requirements; notices of defaults and other material events (which notice may be given pursuant to filings with the Securities and Exchange Commission); payment of other obligations; continuation of business and maintenance of existence and material rights and privileges; compliance with all applicable laws and regulations (including, without limitation taxation and ERISA); maintenance of insurance; maintenance of books and records; use of proceeds; financial covenant (described below); and right of the Lenders to inspect property and books and records.

Negative Covenants:	Negative covenants will apply to each of Borrower and Guarantor and its subsidiaries and will be subject to thresholds, materiality levels and/or exceptions to be negotiated and reflected in the Bank Documentation, will be customary for investment grade credits, and will consist of:

1. Limitation on material change in business.

2. Limitation on consolidation, merger, or sale of assets.

3. Limitation on subsidiary indebtedness.

4. Limitation on liens.

5. Limitation on transactions with affiliates.

6. Compliance with anti-terrorism laws.

7. Limitation on burdensome agreements.

Financial Covenants:	Net debt to capitalization ratio of the Guarantor and its consolidated subsidiaries shall not exceed .60 to 1.0.

Events of Default:	Events of default will be subject to materiality levels, default triggers, cure periods and/or exceptions to be negotiated and reflected in the Bank Documentation consistent with market standards for investment grade credits, and will include (without limitation) the following: nonpayment, breach of representations and covenants, cross default to obligations of $100 million or more, invalidity of Bank Documentation, bankruptcy and insolvency events, ERISA events, uninsured judgments and change of ownership or control (to be defined).

Assignments and Participations:	Each Lender may assign all or, subject to minimum amounts to be agreed, a portion of its loans and commitments under the Credit Facility. Assignments will require payment of an administrative fee to the Administrative Agent and the consents of the Administrative Agent and Borrower, which consents shall not be unreasonably withheld; provided that (i) no consents shall be required for an assignment to an existing Lender or an affiliate of an existing Lender that is exempt from interest withholding obligations and (ii)

no consent of Borrower shall be required during a default. In addition, each Lender may sell participations in all or a portion of its loans and commitments under the Credit Facility; provided that no purchaser of a participation shall have the right to exercise or to cause the selling Lender to exercise voting rights in respect of the Credit Facility.

Expenses and Indemnification:	All reasonable and documented out-of-pocket expenses (including but not limited to reasonable legal fees and expenses and expenses incurred in connection with due diligence and travel, courier, reproduction, printing and delivery expenses) of UBS, UBSS and the Administrative Agent associated with arranging of the Credit Facility and with the preparation, execution and delivery, administration, amendment, waiver or modification (including proposed amendments, waivers or modifications) of the documentation contemplated hereby are to be paid by Borrower.

In addition, all reasonable and documented out-of-pocket expenses (including but not limited to reasonable legal fees and expenses) of a single counsel to the Lenders and a single counsel to the Administrative Agent for workout proceedings, enforcement costs and documentary taxes associated with the Credit Facility are to be paid by Borrower.

Borrower will indemnify the Lenders, UBS, UBSS and the Administrative Agent and their respective affiliates, and hold them harmless from and against all reasonable and documented out-of-pocket costs, expenses (including but not limited to reasonable legal fees and expenses) and liabilities arising out of or relating to the transactions contemplated hereby and any actual or proposed use of the proceeds of any loans made under the Credit Facility; provided, however, that no such person will be indemnified for (i) costs, expenses or liabilities to the extent determined by a final judgment of a court of competent jurisdiction to have been incurred by reason of the gross negligence or willful misconduct of such person and (ii) breach in bad faith of any of the Bank Documentation.

Yield Protection, Taxes and Other Deductions:	The Bank Documentation will contain yield protection provisions, customary for facilities of this nature, protecting the Lenders in the event of unavailability of

LIBOR, breakage losses, reserve and capital adequacy requirements.

All payments are to be free and clear of any present or future taxes, withholdings or other deductions whatsoever (other than income taxes in the jurisdiction of the Lender’s applicable lending office); provided that all Lenders shall, as a condition to becoming a Lender, be exempt from interest withholding obligations on the date that each lender first becomes a Lender. The Lenders will use commercially reasonable efforts to minimize to the extent possible any applicable taxes and Borrower will indemnify the Lenders and the Administrative Agent for such taxes paid by the Lenders and the Administrative Agent, as the case may be.

Required Lenders:	Lenders holding at least a majority of total loans and commitments under the Credit Facility, with certain amendments requiring the consent of Lenders holding a greater percentage (or all) of the total loans and commitments under the Credit Facility.

Governing Law and Forum:	The laws of the State of New York. Each party to the Bank Documentation will waive the right to trial by jury and will consent to the exclusive jurisdiction of the state and federal courts located in The City of New York.

Counsel to the Commitment Parties, the Administrative Agent, and the Issuing
Bank:	Vinson & Elkins